MORGAN, LEWIS & BOCKIUS LLP
Stephen P. Farrell
212-309-6050
sfarrell@morganlewis.com
June 13, 2006
VIA EDGAR
Sharon M. Blume
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Jefferies Group, Inc. (File No. 1-14947)
Dear Ms. Blume:
On behalf of our client, Jefferies Group, Inc., we are hereby filing via Edgar its responses to the April 11, 2006 letter of the staff of the Securities and Exchange Commission in respect of its Form 10-K for the year ended December 31, 2005. We will also be sending to your attention two hard copies of the company’s filed responses. If you have any questions or comments regarding this matter, please contact the undersigned at (212) 309-6050.
Very truly yours,
/s/Stephen P. Farrell
cc: Jefferies Group, Inc.

Jefferies Group, Inc.
The following are the responses of Jefferies Group, Inc. to the April 11, 2006 letter of the staff of the Securities and Exchange Commission in respect of the Company’s Form 10-K for the year ended December 31, 2005 (File No. 1-14947). The following numbered paragraphs set forth the staff’s comments in italics and the Company’s responses in normal type.
Form 10-K for Fiscal Year Ended December 31, 2005
Consolidated Financial Statements
1.	We have reviewed your response to comment five of our letter dated December 28, 2005. We note that in evaluating whether operating segments have similar economic characteristics, you consider the “contribution margins” over the next five years. Please provide us with a more comprehensive analysis describing how you determined that each of the operating segments aggregated into your Capital Markets reportable segment have similar economic characteristics. In your analysis, please include the following:
•	the discrete financial information is provided to your chief operating decision maker (“CODM”) on a regular basis;

•	the specific financial measures that your CODM to evaluate financial performance and allocate resources;

•	quantify the financial performance of each identified operating segment for the last five years;

•	quantify and describe the relationship and trends between drivers of economic performance, including sales and margins, of your aggregated operating segments;

•	how you consider the historical financial performance of each of your operating segments when determining that the economic characteristics of those segments are similar; and

•	how you determined that your operating segments have similar economic characteristics, given the wide range of expected contribution margins for each operating segment within the next five years.
There are two primary financial reports that the CODM receives: on a daily basis, the CODM receives revenue information by operating segment (“Daily Revenue Report”) and, on a weekly basis, the CODM receives both revenue and allocated compensation information by operating segment (“Weekly EC Financial Package”). In addition, on a quarterly basis, the CODM receives a Quarterly Executive Committee — Business Unit Analysis (“Quarterly EC Package”). All reports are reviewed on a regular basis, however, given the timeliness of the information contained in the Daily Revenue Report and the Weekly EC Financial Package, the CODM focuses more on the Daily Revenue Report and the Weekly EC Financial Package to evaluate the operating segments and make resource allocation decisions.

In the Weekly EC Financial Package, compensation cost, including benefits, is reported by operating segment. Compensation and benefits of the operating segments within the Capital Markets reportable segment are usually allocated based on net revenue of each operating segment. Non-compensation expenses are only broken out and allocated during the quarter end process.

The Quarterly EC Package reports allocated revenue (including the components of net revenue), direct expenses (consisting of compensation and benefits and non-compensation expenses such as travel, entertainment and occupancy), contribution margin (the quotient obtained by dividing the difference between net revenues and direct expenses by net revenues), allocated expenses (consisting of research, technology and administrative expenses), and operating income after charges for each operating segment. The revenues reported for a particular operating segment includes revenues generated from that operating segment and may also include revenues allocated to that operating segment. Revenues may be allocated to an operating segment to reflect the contribution of that operating segment to a transaction that generates revenues for another operating segment. For example, portions of the revenue from an investment banking transaction may be allocated to the Equity operating segment to reflect the assistance given by the Equity operating segment in connection with the investment banking transaction. The Quarterly EC Package reports information for the current and prior year quarter as well as current and prior year to date information.

The CODM uses the net revenue information in the Daily Revenue Report and the Weekly EC Financial Package together with an evaluation of market demands and opportunities to assess the financial performance of, and to allocate resources to, the individual operating segments within the Capital Markets reportable segment. The Capital Markets reportable segment operates as a single integrated unit that provides the sales, trading and origination effort for various securities and advisory products and services. The operating segments within the Capital Markets reportable segment work together to deliver these services to institutional and corporate clients. The CODM holds each operating segment manager accountable for revenue generated from the sales, trading and origination efforts for various securities and advisory products and services.

The CODM uses the information in the Quarterly EC Package to assess the profitability of, and allocate resources to, the Capital Markets and Asset Management reportable segments and to assess compensation and other allocated expenses and revenue sharing arrangements among the various operating segments within the Capital Markets reportable segment. The Quarterly EC Package is not the primary tool used to allocate resources to, or evaluate the economic profitability of, the individual operating segments contained in the Capital Markets reportable segment. The contribution margin information contained in the Quarterly EC Package is used by the CODM as a gauge to assess compensation arrangements rather than as a tool to allocate resources.

The following is a summary of allocated net revenue per the Quarterly EC Package by operating segment for the years ended December 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002 and December 31, 2001, respectively:

(Dollars in millions)

	Net Revenue -	Net Revenue -	Net Revenue -	Net Revenue -	Net Revenue -
	12/31/05	12/31/04	12/31/03	12/31/02	12/31/01
Material Operating Segments
Equity	$365	391	360	356	342
Less: Impact of Acquisitions	(4)	(2)	(0)

Subtotal Equity (a)	361	389	360	356	342

Investment Banking	351	243	139	81	76
Less: Impact of Acquisitions	(174)	(81)	(16)	(18)

Subtotal Investment Banking (a)	177	161	123	63	76

High Yield	126	107	95	74	99
Less: Impact of Acquisitions	(5)	(4)	(1)	—	—

Subtotal High Yield (a)	121	104	94	74	99

Net Revenue Material Operating Segments	$659	654	577	493	517

Immaterial Operating Segments
International Equity Linked	$50	52	44
International Equity Sales	41	35	27

Subtotal International (b)	91	87	71	57	64

Jefferies Execution	50	63	55	64	37
Jefferies Financial Products	46	7	2	—	—
Asset Management	41	39	4	1	—
Securities Lending	29	22	25	20	17
Bonds Direct	26	25	24	10	1
Convertible Securities	20	41	33	35	39

Net Revenue Immaterial Operating Segments	303	283	215	186	159

Corp/Other	60	34	21	(22)	(6)
Add: Impact of Acquisitions	183	87	17	18	—

Total Net Revenue	$1,205	1,058	830	675	670

(a)	Excludes the impact of Jefferies’ acquisition of Quarterdeck (December 2002), Broadview (December 2003), Randall & Dewey (January 2005)

(b)	For 2002 and 2001 International Equity Linked and International Equity Sales were combined to form an International operating segment. 2005 Net Revenue Breakdown
Net revenues attributed to the investment banking activities of Broadview, Randall & Dewey, Helix and Quarterdeck have been excluded for purposes of reviewing historical trends in the financial performance of our operating segments. The economic relatedness and interdependence of the operating segments within the Capital Markets reportable segment (as discussed in our previous response letter and more fully below) are more clearly shown by excluding the impact of acquisitions.

The businesses conducted by the operating segments within our Capital Markets reportable segment are by their nature highly competitive and subject to general market conditions that include volatile trading markets, fluctuations in the volume of new issues, mergers and acquisitions activities and the value of financial instruments. These general market conditions affect the operating segments within our Capital Markets reportable segment in substantially similar ways. Consequently, our results have been, and are likely to continue to be, subject to wide fluctuations reflecting the impact of many factors beyond our control, including market and competitive conditions, the size and timing of transactions and the geopolitical environment.

Net revenue increased 80% for the five year period from January 1, 2001 to December 31, 2005. The increase was primarily due to the overall business environment which was impacted by many factors including issues associated with the transparency in financial markets, low inflation, lower real interest rates, low unemployment, strong business profitability and high business and investor confidence. The historical revenue trends are the same among our operating segments unless a particular operating segment is a relatively new business or it has grown through acquisitions during the period. The revenue trends for virtually all of our operating segments tend to be positively correlated to the general business environment and investor confidence, as evidenced by the following chart (note: the following chart excludes (i) net revenues from the investment banking groups acquired during 2002 through 2005, and (ii) net revenue from Asset Management and Jefferies Financial Products operating segments which were established in 2004).
Other factors that can affect our performance are the volume of new securities issuances, mergers and acquisitions and business restructurings; the stability and liquidity of securities and futures markets; and the ability of issuers, other securities firms and counterparties to perform on their obligations. A decrease in the volume of securities issuances, mergers and acquisitions or restructurings generally results in lower revenues from each of our operating segments contained in our Capital Markets reportable segment. A reduced volume of securities and futures transactions and reduced market liquidity generally results in lower revenues from principal transactions and commissions which in turn will reduce revenue from all operating segments within the Capital Markets reportable segment. Lower price levels for securities may result in a reduced volume of transactions, and may also result in losses from declines in the market value of securities held in proprietary trading and underwriting accounts which in turn will reduce revenue from the operating segments within the Capital Markets reportable segment. The performance of a particular operating segment within the Capital Markets reportable segment oftentimes impacts the performances of other operating segments within the Capital Markets reportable segment. For example, individuals within our Equity operating segment are oftentimes instrumental in identifying potential investment banking clients or potential investment banking transactions, and individuals within our Investment Banking operating segment are oftentimes instrumental in identifying potential trading clients and potential transactions.

We consider the economic relatedness and interdependence of the operating segments within the Capital Markets reportable segment and recent historical and projected net revenue correlations among the operating segments within the Capital Markets reportable segment when determining that the economic characteristics of those operating segments are similar. We do not put much weight on historical financial performance prior to 2003 due to the change in our mix of business as a result of both outside economic factors and acquisitions. The financial performance of each of our operating segments has been correlated to each other and the overall economic environment over the past three years as more fully discussed above. We set net revenue targets both on a short term and a long term basis. These net revenue targets are primarily based on prior year performance and the implementation of strategic initiatives in each of our operating segments.

We feel that the economic characteristics as well as the interdependence among the operating segments within our Capital Markets reportable segment provide us with a basis for determining that each operating segment within our Capital Markets reportable segment has similar economic characteristics. Our overall goal is focused on net revenue growth and then to achieve 40% to 45% long term contribution margins from all of our integrated business units. We constantly review revenue opportunities available to each of our operating segments to maximize overall economic results. Contribution margin is more affected by the allocation of revenue, compensation and direct costs to the operating segments than by the economy. The ranges shown in our prior response letter reflect those allocation decisions. Revenues are a more appropriate indicator of similar economic characteristics than any other financial measure and the revenues from each of the operating segments within our Capital Markets reportable segment have been affected in substantially similar ways by the economy.

2.	Based on your response it is not clear how you determined that the nature of service and production processes are similar for all of the operating segments you aggregate into the Capital Markets segment. For example, based on your business unit descriptions in your Form 10-K, it appears that the services provided and the production processes that would likely be involved to provide the services for your Investment Banking unit are significantly different than your business units that primarily offers sales and/or trading services. Please provide us with a more comprehensive description and analysis of how you determined that the services/products and production process for each of your aggregated operating segments are similar. Refer to Question 7 in the FASB Staff Implementation Guidance on Applying Statement 131 and the Current Accounting and Disclosure Issues in the Division of Corporation Finance outline available on our web-site at www.sec.gov.

Paragraph 17 of FASB 131 permits aggregation of operating segments that sell similar products or services created with similar production processes to similar customers using similar distribution systems in similar regulatory environments, and that have similar economic characteristics. We recognize the Staff’s comment in “Current Accounting and Disclosure Issues in the Division of Corporation Finance”, that “aggregation is a high hurdle and is appropriate only in situations where, as stated by the FASB in the basis for conclusions to SFAS 131, ‘separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise [because] its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects.’”

We believe that the operating segments within the Capital Markets reportable segment meet that hurdle because they do provide similar products and services. These products and services all relate to the sales of financial products. In addition, these operating segments provide products and services to the same type of customers, growing and mid-sized companies and their investors for whom we do investment banking and to whom we sell financial products. Our focus has historically been on growing and mid-sized companies and their investors. Our operating segments are subject to the same regulatory requirements, and as noted before, their sales of products and services are affected in substantially similar ways by the economy and other market changes. The operating segments within our Capital Markets reportable segment work together to provide these products and services to our customers.

As stated above, revenue reported in the Quarterly EC Package for a particular operating segment includes revenues generated from that operating segment and may also include revenues allocated to that operating segment. Revenues may be allocated to an operating segment to reflect the contribution of that operating segment to a transaction that generates revenues for another operating segment. The following summary of 2005 net revenue for the Equity, High Yield, and Investment Banking operating segments demonstrates this allocation as well as the relatedness and interdependence of the operating segments within the Capital Markets reportable segment.

2005 Net Revenue Breakdown

				Subtotal
		Investment		Material	All Other
	Equity	Banking	High Yield	Operating	Operating	YTD - 2005
	Division	Division	Division	Segments	Segments	Totals
Commissions and Principal Transactions	$316		66	382	214	596
Investment Banking	43	392	53	488	7	495
Asset Management	—		15	15	67	82
Net Interest	2			2	9	11
Other	4	(41)	(8)	(45)	65	20

Total	$365	351	126	842	363	1,205

Nature of Service

Each product and service provided by the operating segments within the Capital Markets reportable segment has a similar purpose or end use (to provide sales and trade execution in financial products to growing and mid-sized companies and their investors). Given our primary focus on growing and mid-sized companies and their investors and their needs for integrated, high level servicing, the operating segments within our Capital Markets reportable segment must work together to deliver the required products and services.

Production Process

All operating segments within the Capital Markets reportable segment share common production and sales facilities. In addition, multiple operating segments work together to provide services and products to our customers. For example, individuals within our Equity operating segment are oftentimes instrumental in identifying potential investment banking clients or potential investment banking transactions, and individuals within our Investment Banking operating segment are oftentimes instrumental in identifying potential trading clients and potential transactions. These departments must work together not only to identify new clients and transactions for other operating segments, but also to assist with the execution of a particular transaction, whether it be an investment banking transaction or a block trade of securities. For example, individuals within our Equity operating segment are oftentimes involved and instrumental in the execution of an investment banking transaction.

The operating segments within Capital Markets also share similar production and trading systems. Transactions are processed (i.e. investment banking underwriting and sales and trading) through Automatic Data Processing, our third party transaction processor. Administrative services such as legal, compliance, accounting, and human resources are performed by a centralized group and individual members of the administrative staff perform services on behalf of multiple operating segments.

3.	Please tell us how you intend to comply, in future filings, with the disclosure requirements of paragraph 36 and 37 of SFAS 131.

We have reported in the Consolidated Statements of Earnings contained in our Form 10-K for the year ended December 31, 2005 and our Form 10-Q for the quarter ended March 31, 2006 revenue from each group of similar products and services (consisting of commissions, principal transactions, investment banking, and asset management fees and investment income from managed funds). We have disclosed revenue, expenses and income before taxes for Capital Markets and Asset Management in the following notes to our financial statements, footnote 18 (Segment Reporting) in our Form 10-K for the year ended December 31, 2005 and note 15 in our Form 10-Q for the quarter ended March 31, 2006. We believe that this disclosure complies with the requirements of paragraphs 36 and 37 of SFAS 131.

Note 19 -Goodwill, page 76
4.	We have reviewed your response to comment seven of our letter dated December 28, 2005. Please tell us when you made the cash payments related to additional contingent consideration accrued during 2004 and 2005 and how the cash payments are reported in your Consolidated Statements of Cash Flows. Please reconcile for us your 2005 and 2004 Form 10-K disclosure regarding contingent consideration and goodwill activity with the cash flows related to acquisitions reported on your Statement of Cash Flows.

Cash payments for additional contingent consideration are recorded as a reduction of accrued expenses and other liabilities reported in cash flow from operations in our Consolidated Statements of Cash Flows.

The following schedule details the timing of cash payments related to additional contingent consideration accrued during 2004 and 2005:
(in thousands)

	Year	Amount
Acquisition	Accrued	Accrued	Date Paid	Payment
Quarterdeck	2004	$2,510	2/15/2005	$2,651
Broadview	2004	1,100	8/3/2004	1,100
Broadview	2004	6,119	2/22/2005	6,274

		$9,729		$10,025

	Year	Amount
Acquisition	Accrued	Accrued	Date Paid	Payment
Quarterdeck	2005	$5,785	2/28/2006	$5,680
Broadview	2005	7,379	2/28/2006	7,122
Randall & Dewey	2005	7,251	3/31/2006	6,947

		$20,415		$19,749

The following is a reconciliation of the disclosure contained in our Form 10-K for the year ended December 31, 2004 regarding goodwill activity of $34,340,000 with the cash flows related to acquisitions reported the Consolidated Statements of Cash Flows of $8,894,000. Embedded in goodwill activity are contingent consideration payments and accruals:

(in thousands)

	Cash Paid		Net	Additional	Additional	2004
	for	Stock	Liabilities	Acquisition	Consideration	Goodwill
Acquisition	Acquisition (1)	Issued (2)	Acquired (3)	Costs	Accrual	Activity (4)
Bonds Direct Securities LLC	$8,894	10,886	863			$20,643
Helix						—
Broadview International LLC				2,787	7,219	10,006
Quarterdeck Investment Partners, LLC				370	2,510	2,880
Other				811		811

	$8,894	10,886	863	3,968	9,729	$34,340

(1)	Consolidated Statements of Cash Flows, page 40, December 31, 2004 Form 10-K

(2)	Supplemental disclosures of cash flow information page 41, December 31, 2004 Form 10-K

(3)	Net assets acquired:

Bonds Direct
Fair value of assets acquired, including goodwill	$20,643	(2)
Liabilities assumed	(863	)(2)

	19,780
Less: goodwill	20,643	(4)

Net liabilities acquired	$863

(4)	Footnote 17, Goodwill (page 69, December 31, 2004 Form 10-K)
The following is a reconciliation of the disclosure contained in our Form 10-K for the year ended December 31, 2005 regarding goodwill activity of $85,671,000 with the cash flows related to acquisitions reported the Consolidated Statements of Cash Flows of $53,030,000. Embedded in goodwill activity are contingent consideration payments and accruals:
(in thousands)

			Net
	Cash Paid		(Assets)	Cash	Additional	NOL	Additional	2005
	for	Stock	Liabilities	Acquired In	Acquisition	Tax	Consideration	Goodwill
Acquisition	Acquisition (1)	Issued (2)	Acquired (3)	Acquisition (2)	Costs	Adjustment	Accrual	Activity (4)
Randall & Dewey (5)	$25,799	17,500	3,649	1,435				$48,383
Helix	27,032	9,498	(11,223)					25,307
Broadview International LLC					17	(1,399)	7,379	5,997
Quarterdeck Investment Partners, LLC							5,785	5,785
Other	199							199

	$53,030	26,998	(7,574)	1,435	17	(1,399)	13,164	$85,671

(1)	Consolidated Statements of Cash Flows, page 44, December 31, 2005 Form 10-K

(2)	Supplemental disclosures of cash flow information page 45, December 31, 2005 Form 10-K

(3) Net assets acquired:
Helix
Fair value of assets acquired, including goodwill	41,615	(2)
Liabilities assumed	$(5,085	)(2)

	36,530
Less: goodwill	25,307	(4)

Net assets acquired	$(11,223)

Randall & Dewey
Fair value of assets acquired, including goodwill	53,503	(2)
Liabilities assumed	$(8,769	)(2)

	44,734
Less: goodwill	48,383	(4)

Net liabilities acquired	$3,649

(4)	Footnote 19, Goodwill (page 76, December 31, 2005 Form 10-K)

(5)	Includes $7,251 of contingent consideration accrued in 2005 and paid in 2006 (contingent payment soon after the initial acquisition).

Jefferies Group, Inc. acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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